                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                             [Amendment No. ______]


                         Targeted Genetics Corporation
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                                (Name of Issuer)


                                 Common Shares
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                         (Title of Class of Securities)


                                   87612M108
                       ----------------------------------
                                 (CUSIP Number)


     Louis Lacasse -- GeneChem Management Inc.
     1001, de Maisonneuve O, suite 920, Montreal, Quebec, Canada, F13A 3C8 -
     Tel: (514)849-7994
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 30, 1998
                       ----------------------------------
                     (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                              Page 1 of  5  Pages
                                        ---

CUSIP No.                             13D                      Page 2 of 5 Pages

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GENECHEM TECHNOLOGIES VENTURE FUND, L.P.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /
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3

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4    SOURCE OF FUNDS*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     MONTREAL (QUEBEC) CANADA
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                    7    SOLE VOTING POWER

                         2,000,000 COMMON SHARES
                         -------------------------------------------------------
     NUMBER OF      8    SHARES VOTING POWER
       SHARES
    BENEFICIALLY         -------------------------------------------------------
      OWNED BY      9    SOLE DISPOSITIVE POWER
        EACH
     REPORTING           2,000,000 COMMON SHARES
       PERSON            -------------------------------------------------------
        WITH        10   SHARES DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REACH REPORTING PERSON

     2,000,000 COMMON SHARES
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.92%
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14   TYPE OF REPORTING PERSON*

     PN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  PHARMA LEGAL

This statement constitutes an initial filing on Schedule 13D by GeneChem Technology Venture Fund, L.P.

ITEM 1 -- SECURITY AND ISSUER

This statement is made with respect to the Common Shares (the "Shares") and Warrants ("Warrants") of Targeted Genetics Corporation ("Targeted"), a Washington corporation, the address of the principal executive offices of which is 1100 Olive Way, Seattle, WA 98101.

ITEM 2 -- IDENTIFY AND BACKGROUND

This statement is filed by GeneChem Technology Venture Fund, L.P. ("GeneChem"). GeneChem is a limited partnership registered under the Quebec Civil Code. The principal business of the limited partnership is to make investments in research projects and in biotechnology companies.

The address of GeneChem principal business and principal office is 1001 de Maisonneuve W, suite 920, Montreal, Quebec, Canada H3A 3C8.

GeneChem has not during the last five years been convicted in a criminal proceeding or was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction.

ITEM 3 -- INTEREST IN SECURITIES OF ISSUER

The net $4,294,500 Cdn paid for the 2,000,000 Shares acquired in the last sixty days and beneficially owned by GeneChem were obtained from funds on deposit at GeneChem.

ITEM 4 -- PURPOSE OF TRANSACTION

The Shares reported on herein were purchased or said for purposes of investment. GeneChem intends to review its investment in Targeted periodically, and may, depending on relevant economic and financial market conditions and matters relating to Targeted, either acquire additional Shares or sell Shares. Any subsequent acquisition of such Shares by GeneChem may be made by way of market purchases, private agreements or otherwise.

GeneChem has no plan or proposal which relates to or would result in a change in Targeted business, corporate structure, board of directors, management, capitalisation, dividend policy, charter or bylaws or to the registration of Targeted Shares or their listing on securities exchange.

ITEM 5 -  INTEREST IN SECURITIES OF ISSUER

a) With recent transaction GeneChem now beneficially owns 2,000,000 Shares, representing 6.92% of the Shares outstanding. GeneChem also owns 1,000,000 of Targeted Warrants (17/04/2003) convertible into Targeted Common Shares, representing 22.72% of the Warrants outstanding. If GeneChem converted the Warrants, it will represent 9.01% of the Shares outstanding.

b)   GeneChem has the power to vote and to dispose of the Shares it owns.

c) The dates and amounts of all transactions in the Shares that were effected by GeneChem during the past sixty days are set forth in Exhibit A attached hereto.

d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of Targeted listed in response to this item.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

GeneChem and, to the best of its knowledge, the individuals named in Item 2, have no contracts, arrangements, understandings or relationships with respect to any securities of Targeted.

ITEM 7 -  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:     Table of Dates, Number of Shares Purchased (private investment)
               and Price per Share of Purchases made during the past sixty days.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this true, complete and correct.

Date:          June 5th, 1998




------------------------------------
Louise Lacasse

                                   EXHIBIT A

                              TABLE OF PURCHASE OF
                      TARGETED GENETICS CORPORATION SHARES
                         EFFECTED BY PRIVATE PLACEMENT

                           PURCHASES OF COMMON SHARES




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    DATE                NUMBER OF SHARES          PRICE PER SHARE
                                                  IN U.S. DOLLARS
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
April 17, 1998              2,000,000                 $1.50
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